

BP 9/5

07007974 ...TATES
...EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portsmouth Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1990 North California Blvd., Suite 330
(No. and Street)

Walnut Creek, California 94596
(City) (State) (Zip Code)

RECEIVED AUG 2 8 2007 200 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis P. Collins (925) 988-8660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dennis P. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portsmouth Financial Services, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public



BRUCE EDWARD JOHNSON
Commission # 1546103
Notary Public - California
Alameda County
My Comm. Expires Jan 21, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 22, 2007

Board of Directors
Portsmouth Financial Services
San Francisco, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Portsmouth Financial Services, as of June 30, 2007, and related statements of operations, changes in shareholders' equity, and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Portsmouth Financial Services. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portsmouth Financial Services as of June 30, 2007, and the results of its operations, changes in shareholders equity, changes in liabilities subordinated to the claims of general creditors, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules appearing on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such Schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

CASH		$ 80 101
DEPOSIT - PERSHING & CO.		50 000
COMMISSIONS RECEIVABLE FROM BROKER DEALERS		202 749
MARKETABLE SECURITIES, AT MARKET		123 655
PREPAID EXPENSES AND OTHER ASSETS		12 783
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $125,765		-
		$469 288

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$126 947
INCOME TAXES		9 007
ACCRUED EXPENSES		19 625
TOTAL LIABILITIES		155 579
SHAREHOLDERS' EQUITY:		
Common stock - no par value:		
Authorized 100,000 shares - voting		
100,000 shares - non-voting		
Issued and outstanding 67,369 voting shares	$67 369	
Paid in capital	36 964	
Retained earnings	209 376	313 709
		$469 288

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2007

REVENUES:		
Commissions and Fees		$3 026 033
Investment Income		60 780
		3 086 813
EXPENSES:		
Commissions	$1 331 856	
Officers salaries and commissions	636 713	
Employee compensation and benefits	453 389	
Operating expenses	419 517	
Rent	187 461	3 028 936
INCOME BEFORE INCOME TAXES		57 877
INCOME TAX		13 000
NET INCOME		$ 44 877

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2006	$91 783	$36 964	$290 583	$419 330
SHARES ISSUED		20 000		20 000
SHARES REDEEMED	(24 414)	(20 000)	(126 084)	(170 498)
NET INCOME			44 877	44 877
BALANCE AT JUNE 30, 2007	$67 369	$36 964	$209 376	$313 709

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2007

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 44 877
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(50 276)
Prepaid expenses and other assets		29 107
Federal and state income taxes		9 067
Salaries and commissions		44 338
Accrued expenses		(18 274)
NET CASH USED BY OPERATING ACTIVITIES		58 839
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Purchase of securities	$(123 655)	
Basis of securities sold	102 103	
CASH USED BY INVESTMENT ACTIVITIES		(21 552)
CASH FLOW FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of shares	20 000	
Net cost of shares redeemed	(170 498)	
CASH USED BY FINANCING ACTIVITIES		(150 498)
NET DECREASE IN CASH		(113 211)
CASH AND CASH EQUIVALENTS, beginning of year		193 312
CASH AND CASH EQUIVALENTS, end of year		$ 80 101
INCOME TAXES PAID		$ 14 600

See notes to financial statements.

PORTSMOUTH FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker/dealer engaged in the sale of securities, and is a registered investment advisor. Substantially all revenue is generated from clients in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement date basis. The Company has entered into contracts with Pershing & Co., Inc. who agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers as a result of sales commissions earned on security and mutual fund transactions.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of five years. New acquisitions are expensed to the extent allowable for Federal income tax purposes.

Valuation of Securities Not Readily Marketable

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income. Treasury bills and notes, with less than one year to maturity at time of purchase are carried at cost.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - DEPOSIT

The Company has deposited $50,000 with Pershing and Co. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with financial institutions and brokerage companies, thereby limiting the amount of credit exposure to any one financial institution. At June 30, 2007 the Company's only significant concentration of credit risk was with its checking accounts at a commercial bank. The Company balances on any day may exceed the insured amount by a material amount.

NOTE D - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE E - CAPITAL REQUIREMENTS

The Corporation is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2007 the Corporation had net capital of $300,538 and aggregate indebtedness of approximately $158,000 a ratio of .52 to 1.00.

NOTE F - LEASES

The Corporation leases its offices under non-cancelable operating leases expiring in 2008 through 2009. Minimum rental payments for the four fiscal years are as follows:

2008	193 000
2009	11 000

SUPPLEMENTAL INFORMATION

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2007

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$313 709
NON ALLOWABLE ASSETS:		
Prepaid expenses and other assets	$12 783	
Total non-allowable assets		(12 783)
HAIRCUTS ON SECURITIES:		
Money Market Accounts	113	
Government Bonds	275	
		(388)
NET CAPITAL		$300 538
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$155 579
Ratio of Aggregate Indebtedness to Net Capital		.52 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 10 372
Minimum Dollar Net Capital Requirement		$ 50 000
Net Capital Requirement (greater of above two amounts)		$ 50 000
Excess Net Capital		$250 538

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited Focus Report, Part IIa, as of June 30, 2007.

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2007

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Pershing & Co. on a fully disclosed basis.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 22, 2007

Board of Directors
Portsmouth Financial Services
San Francisco, California

In planning and performing my audit of the financial statements of Portsmouth Financial Services for the year ended June 30, 2007 on which I issued my report dated August 22, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Certified Public Accountant

END